FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1: Publication of Prospectus on 29 February 2008

Enclosure 2: Director/PDMR Shareholding on 29 February 2008

Enclosure 3: Total Voting Rights on 29 February 2008

Enclosure 4: Rule 8.3 - (Abbot Group Plc) on 03 March 2008

Enclosure 5: Rule 8.3 - (Umbro plc) on 03 March 2008

Enclosure 6: Rule 8.3 - (Abbot Group Plc) on 04 March 2008

Enclosure 7: Director/PDMR Shareholding on 05 March 2008

Enclosure 8: Rule 8.3 - (Biffa Plc)

Enclosure 1

Publication of Supplementary Offering Memorandum

The following supplementary offering memorandum has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum for The Royal Bank of Scotland Group plc/The Royal Bank of Scotland plc US$35,000,000,000 Medium Term Note Program dated February 29, 2008

To view the full Supplementary Offering Memorandum, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1151p_-2008-2-29.pdf

The document above is also available to the public for inspection at the UK Listing Authority’s Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management & Securitisation

The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL:      020 7085 4925

FAX:     020 7293 9966

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum, you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Guy Robert Whittaker
8 State the nature of the transaction

Sale of 37,570 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 91,449 restricted shares. Mr Whittaker has retained 53,879 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired
-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

37,570

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£4.0296

14. Date and place of transaction

28 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

332,070      .0033%

16. Date issuer informed of transaction

28 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

29 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

 Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

James McGill Currie

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Evelyn Currie
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs Evelyn Currie

8 State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.9925

14. Date and place of transaction

28 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,668          .00002

16. Date issuer informed of transaction

28 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

29 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Ellen Alemany

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ellen Alemany
8 State the nature of the transaction

Release of 177,593 shares from The Royal Bank of Scotland Group plc Restricted Share Plan.

All the released shares have been retained.

9. Number of shares, debentures or financial instruments relating to shares acquired
-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

14. Date and place of transaction

28 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

177,593     .0017

16. Date issuer informed of transaction

28 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

29 February 2008

Enclosure 3

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 29 February 2008, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 29/02/2008

Ordinary shares of £0.25	10,007,753,373	1	10,007,753,373
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Enclosure 4

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	29 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	10,673,002	(4.5931%)	210,055	(0.0904%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	10,673,002	(4.5931%)	210,055	(0.0904%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	700,000	3.8713 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	3 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

  Enclosure 5

                          FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Umbro Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	29 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	(0.0%)	0	(0.0%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	0	(0.0%)	0	(0.0%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale*	5,782,000	0.2011 GBP

* Late booking on 29.02.2008.

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	3 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at >www.thetakeoverpanel.org.uk

Enclosure 6

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	3 March 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	10,688,690	(4.5999%)	210,055	(0.0904%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	10,688,690	(4.5999%)	210,055	(0.0904%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,688	3.8800 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	4 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/ director

Mr John Alistair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,377 0.00017%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,479 0.00010%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

70,148 0.00070%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

825,042 0.00824%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,965 0.00814%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,879 0.00036%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

109,147 0.00109%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

795

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.77125

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

622,140 0.00621%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2007

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/ director

Cormac McCarthy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Market purchase of shares in respect of participation in The Royal Bank of Scotland Group plc Irish Profit Sharing ( Share Ownership) Plan
9. Number of shares, debentures or financial instruments relating to shares acquired

2,640

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13. Price per share or value of transaction

£3.6883

14. Date and place of transaction

4 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,678 0.00021%

16. Date issuer informed of transaction

4 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

     -

18. Period during which or date on which it can be exercised

     -

19. Total amount paid (if any) for grant of the option

     -

20. Description of shares or debentures involved (class and number)

     -

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     -

22. Total number of shares or debentures over which options held following notification

     -

23. Any additional information

     -

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

5 March 2008

Enclosure 8

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	5 March 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,085,449	(1.4535%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,085,449	(1.4535%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,640,000	3.4700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	6 March 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat